SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                      For December 1 to December 31, 2002


                               NICE-SYSTEMS LTD.
 -------------------------------------------------------------------------------
                (Translation of Registrant's Name into English)


               8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
 -------------------------------------------------------------------------------
                   (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X       Form 40-F
                    -----                -----

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes        No    X
              -----     -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A__


THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842,
333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM
THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                   CONTENTS

NICE appoints new Internal Auditor:
-----------------------------------

         NICE has appointed Joseph Benaltabet of Kesselman Global Risk Management Solutions, a member of the PricewaterhouseCoopers Group, to be NICE's Internal Auditor.

Press Releases during December 2002
-----------------------------------

         This Report on Form 6-K of NICE also consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release (dated December 2, 2002): Zurich Cantonal Bank implements NICE recording-on-demand solution for voice recording flexibility in over 100 branches.

2. Press Release (dated December 4, 2002): Nice Announces new wireless application to empower mobile security command centers.

3. Press Release (dated December 9, 2002): NICE Earns Aberdeen 2002 award for demonstrating significant customer ROI.

4. Press Release (dated December 11, 2002): NICE Enhances Asia Pacific channel network with Avaya BusinessPartners.

5. Press Release (dated December 17, 2002): Motorola select NICE Systems, Inc to provide voice recording for Los Angeles Police Department Dispatch Centers.

6. Press Release (dated December 19, 2002): Datamonitor Ranks NICE Systems #1 for 4th Consecutive Quarter in its New Industry Quarterly Report.


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    NICE-SYSTEMS LTD.


                                    By: /s/ Daphna Kedmi
                                       -----------------------------------------
                                      Name:  Daphna Kedmi
                                      Title: Corporate Vice President
                                             General Counsel



Dated:   January 6, 2003





                                                                       EXHIBIT 1

Zurich Cantonal Bank implements NICE recording-on- demand solution for voice recording flexibility in over 100 branches


NiceLog(R)'s unique Alcatel and Etrali integration provides digital voice recording in sites throughout the canton of Zurich

Ra'anana, Israel, December 2, 2002 - NICE Systems Ltd. (NASDAQ: NICE), worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management today announced that Zurich Cantonal Bank, a leading Swiss bank in Switzerland, has expanded its use of NICE's CEM digital voice recording solution to increase voice recording flexibility for its financial operations in Zurich and 111 bank branches throughout the canton of Zurich.

"Cost effective voice recording systems management and flexibility are very important to us. Nicelog's integration with Alcatel's networked DR link enables us to record phone calls for all our branch offices from one central location, eliminating the need to install, maintain, and operate hundreds of separate recording devices", commented Felix Rieser, head of telecommunication systems with Zurich Cantonal Bank . "NiceLog is also a natural choice since we are already using NICE for our trading floor environment. The integration of NICE in all our voice communication platforms, including Alcatel's VoIP environment will give us the greatest flexibility and investment protection satisfying our future needs."

NiceLog records all calls handled by voice trading systems in Zurich Cantonal Bank's head office in Zurich. Utilizing Alcatel's 4400's PCX Networked DR Link, Nicelog is also providing recording on demand capabilities for Zurich Cantonal Bank's 111 branches. NICE is the only company that provides recording using the networked DR link.

NiceLog's recording on demand enables employees to trigger recording based on the content of the call. This solution also includes centralized archiving enabling employees to access recordings from any location. Etrali, telecom integrator for the financial community, provides integration, operation services and maintenance of the Nicelog solution.

"One of NICE's strongest strategic assets is its strong partnerships with leading telecommunications vendors like Etrali and Alcatel", commented Yoav Zaltzman, corporate vice president business operations for NICE Systems. "Our high level of collaboration and integration enable us to deliver innovative solutions that create added value for our mutual customers."

About Zurich Cantonal Bank
--------------------------
Zurich Cantonal Bank is Zurich's leading full-service bank with national stature and excellent international connections. With total assets of CHF 75.9bn, Zurich Cantonal Bank is Switzerland's largest cantonal bank and the third largest Swiss bank. Moreover, Zurich Cantonal Bank counts among the country's largest asset managers with customer portfolios and accounts totaling CHF 108.9bn. The bank has been a broker on the Zurich stock exchange since 1912 - on the ring until 1996 and since then in the SWX Swiss Exchange. As an independent public-law institution in the canton of Zurich, Zurich Cantonal Bank enjoys the privilege of a state guarantee. Its bonds and medium-term notes are of prime investment quality and have been assigned the top AAA rating by the renowned rating agency Standard and Poor's.

                                  About NICE
                                  ----------

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centres, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Deutsche Bank, Dresdner Bank, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark Note: 360(0) View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

About Etrali
------------

Etrali (www.etrali.com), a France Telecom subsidiary, is a leading supplier and integrator of trading systems and extranet services for the financial community. Etrali telecommunication products and services include trading turrets, recording systems, CRM solutions and facilities management -- all recognized for their technical superiority, reliability and functionality. Etrali offers international extranet services tailored for desk-to-desk connectivity, secure transmission and on-time delivery. Etrali is the prime partner and global telecommunications manager for more than 1,300 trading rooms in 50 financial centers worldwide.

Media
Susan Cohen                      NICE Systems               972-9-775-3507
susan.cohen@nice.com
--------------------
Kevin Levi                       NICE Systems               800-663-5601
Kevin.levi@nice.com


Investors
Rachela Kassif                   NICE Systems               972-9-775-3899
Investor.relations@nice.com                                 877-685-6552
Claudia Gatlin                   CMG International          973-316-9409
cmginternational@msn.com

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.


                                                          ###


                                                                       EXHIBIT 2


NICE Announces New Wireless Application to Empower Mobile Security Command
Centers

Application developed with Enterprise Air extends intelligence of the NiceVision(R)platform to end user handheld devices.


Washington D.C. and Ra'anana, Israel, December 4, 2002 -- NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced introduction of a new application that is a wireless-enabled version of the NiceVision(R) digital video recording solution. The new application integrates Enterprise Air's MobileEdge XML application infrastructure to bring all the power of NiceVision's market-leading suite of advanced features and real-time threat analysis to security personnel operating in the field.

Jacob Fox, vice president and general manager for NiceVision, Americas said, "This is a wireless extension of our product that comes directly from listening to customer needs. By adding NiceVision's high-level functionality to our customer's hand-held devices, security personnel will be more efficient and effective when responding to alarms or threats, and they'll be able to operate in a much safer manner. This new application is an excellent example of the power and potential of the NiceVision solution."

"NICE is using our infrastructure platform to mobile-enable their video solution," added Bill Markel, President of Enterprise Air. "This places control and value in the hands of security personnel. In the past, the focus has been on data collection at a central monitoring station. Now, we are creating a mobile command center with security personnel in the field responding real-time to alarms, and empowered with full video information concerning the situation they're facing."

The NiceVision application with MobileEdge enables wireless transmission of critical data and alerts from a user's NiceVision system to mobile users in the field. Personnel responsible for operating or managing critical functions within a security system need to be alerted when an intrusion occurs, badge holders may require authorization at mobile entry points, and the security infrastructure often requires two way communication with personnel as they move throughout the facility. NiceVision's new mobile application delivers full motion video within a rich application and control environment to the security guard in a wireless environment. Feeds from live video cameras or archived video are delivered to the guard's PDA at a frame rate simulating slow motion and with a very clear video image. This new NiceVision application is designed to meet the growing demands of security operations in any industry efficiently, effectively, and with greater safety for security personnel.

The NiceVision wireless application, powered by Enterprise Air's MobileEdge XML, will be demonstrated at the Government Video Technology Expo 2002 in Washington DC, on December 4th and 5th at NICE's booth #228.

                                  About NICE
                                  ----------
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)


About Enterprise Air
--------------------
Enterprise Air, located in New York, simplifies mobility by building infrastructure software for extending existing applications to handheld computing devices. Enterprise Air products are marketed to public safety and surveillance integrators, application vendors, and end user agencies. The core offering is Mobile Command Center, which allows users to access existing command center applications, including video surveillance and access control applications, from a handheld device. Other offerings include prepackaged application solutions, middleware, development tools, and services. For more information please visit www.enterpriseair.com or contact info@enterpriseair.com or call (212) 941-1988.

Trademark Note: 360(0) View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)


For more information, contact:

Media

Bruce Doneff                      Strategic Communications   201-966-6583
doneff@bellatlantic.net
Sherry Satterwhite                NICE Systems               201-964-2729
sherry.satterwhite@nice.com
Susan Cohen                       NICE Systems               972-9-775-3507
susan.cohen@nice.com
Bill Markel                       Enterprise Air             212-941-1988 x201
bill@enterpriseair.com

Investors
Rachela Kassif                    NICE Systems               972-9-775-3899
investor.relations@nice.com                                  877-685-6552
Claudia Gatlin                    CMG International          973-316-9409
claudia@cmginternational.us
Michael Hejtmanek                 Enterprise Air             212-941-1988 x202
michael@enterpriseair.com

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                      ###



                                                                       EXHIBIT 3


NICE Earns Aberdeen 2002 Award for Demonstrating
Significant Customer ROI

CEM implementation delivered substantial, measurable cost reduction and increased customer satisfaction

Ra'anana, Israel, December 9. 2002 --NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Aberdeen Group has awarded NICE the "What Works in CRM Contact Centers Top 10 2002" award for its winning customer implementation of a Total Recording plus Quality Monitoring solution for a Dutch outsourcing company. The NICE solution lead to a 16% increase in customer satisfaction, a 95% first-call resolution rate, and an agent turnover rate of less than 2 percent
- well below the industry average.

"The NICE implementation at Intertwine was very impressive, and was a good example of how CEM technology can be used for the benefit of the customer and the agent," said Christopher Fletcher, vice president and research director, Aberdeen Group. "Their use of CEM to capture, evaluate, analyze, and improve customer interactions lead to real bottom-line ROI including some impressive improvements in customer satisfaction and agent turnover."

NICE's implementation of call monitoring and recording systems for Intertwine, a Netherlands-based outsourcer of contact center services, helped Intertwine's management identify problem areas in the business processes of its customer Dutchtone, a Dutch mobile operator. The NICE solution included NiceUniverse(R), NiceLog(R) and NiceCLS TM quality management and recording applications.

                                  About NICE
                                  ----------
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark Note: 360(0) View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only


Media
Kevin Levi                     NICE Systems           201-964-2682
Kevin.levi@nice.com
Susan Cohen                    NICE Systems           972-9-775-3507
Susan.cohen@nice.com

Investors
Rachela Kassif                 NICE Systems           972-9-775-3899
investor.relations@nice.com                           877-685-6552
Claudia Gatlin                 CMG International      973-316-9409
claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                      ###


                                                                       EXHIBIT 4


NICE Enhances Asia Pacific Channel Network with Avaya BusinessPartners
----------------------------------------------------------------------

NICE's APAC selling network expanded to 26 Avaya Asia Pacific BusinessPartners to create greater marketing and sales synergy.

Ra'anana, Israel, December 11, 2002 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, and Avaya (NYSE:AV), a leading global provider of communications networks and services for businesses, today announced that an additional nine new Avaya BusinessPartners have been added to NICE's own channel network in the past three months. This brings to 26, the total number of Avaya BusinessPartners which NICE has in its own channel network in the Asia Pacific.

"NICE's close channel partnership with Avaya has resulted in solutions that successfully drive customer loyalty, revenues, and profitability for our mutual customers, " said Daniel McConaghy Avaya Asia Pacific regional sales vice president. "We are delighted to further build our level of cooperation with NICE to provide greater solutions and services support to the growing contact center market in Asia Pacific."

The addition of Avaya BusinessPartners has already shown results in the last six months. NICE has jointly proposed contact center solutions with Avaya BusinessPartners throughout Asia Pacific including Australia, New Zealand, China, Philippines, and Singapore.

As part of this initiative to work with Avaya BusinessPartners, NICE has completed a formal certification process of training, evaluating and classifying NICE CEM (Customer Experience Management) partners in Asia Pacific.

NICE CEM solutions include NiceUniverse quality management which combines digital voice recording and screen capture technologies with advanced evaluation tools that enable a call center to raise the level of performance. NiceUniverse is fully integrated with Avaya's DEFINITY(R) series of switches and Avaya(TM) Call Recording solutions.

"We are proud to expand our relationship with a call center industry leader like Avaya. Our certification process enables us to integrate our new selling channels quickly while enabling our customers to receive consistent standards of service and support wherever they are located", commented Doron Ben- Sira, President of NICE APAC.

The most recent report from industry research firm Datamonitor (Datamonitor Recording Industry Quarterly - November 2002) indicates that in the second quarter of 2002, NICE was the recording industry market leader in the APAC region with a 24% share.

                                  About Avaya
                                  -----------
Avaya Inc. designs, builds and manages communications networks for more than 1 million businesses worldwide, including 90 percent of the FORTUNE 500(R). Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet Protocol (IP) telephony systems and communications software applications and services.

Driving the convergence of voice and data communications with business applications - and distinguished by comprehensive worldwide services - Avaya helps customers leverage existing and new networks to achieve superior business results. For more information visit the Avaya website:
http://www.avaya.com

                                  About NICE
                                  ----------
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark Note: 360(0) View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Susan Cohen                     NICE Systems               972-9-775-3507
susan.cohen@nice.com
Ronald Wong                     Avaya Asia Pacific         (65) 6872 8692
yhwong@avaya.com

Investors
Rachela Kassif                  NICE Systems               972-9-775-3899
investor.relations@nice.com                                877-685-6552
Claudia Gatlin                  CMG International          973-316-9409
claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.


                                      ###



                                                                       EXHIBIT 5


Motorola Selects NICE Systems to Provide Voice Recording for Los Angeles Police Department Dispatch Centers

Ra'anana, Israel, December 17, 2002 -- NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced Motorola, Inc. (NYSE:MOT) has selected it to provide advanced digital voice recording solutions for the integrated 911/radio console systems for two recently constructed Los Angeles Police Department (LAPD) 911dispatch centers.

The NICE Systems recording solutions will enable Motorola's public safety and government customers to record radio transmissions and telephony on its networks. It will give LAPD the ability to reconstruct incidents accurately and chronologically -- for both training purposes and to assist in resolving potential legal issues that might develop later, either about the incident itself or about the official handling of it. Specifically, for each of the two new centers, one in downtown Los Angeles and the other, to open late next year, in the suburban San Fernando Valley, NICE Systems, Inc. will provide a recording solution at each site. The solution will include the capability to record 400 channels of traditional telephony and radio communications that will be archived on Raid 5 storage for on-line recall of recordings and VXA tape for longer-term storage requirements. When completed, the recording system will record 800 simultaneous phone and radio conversations, and allow LAPD officials to store all of the call information for 21.6 million phone calls and radio conversations handled by the centers every year, for up to three years.

"We're pleased to be working with Motorola on this major undertaking," said Chris Wooten, vice president public safety, NICE Systems, Inc. "LAPD is one of the largest and most prestigious police departments in the world with stringent call recording requirements, which we were able to meet. Just as important, our systems give them the ability to upgrade and expand recording capacity without extensive new capital outlays."

The recording systems, which are replacing aging reel-to-reel analog recorders, will dramatically speed the task of locating and retrieving recordings required for evidentiary or investigative purposes and will help reduce the backlog of recording requests. Each month, the department receives approximately 1,500 requests for the recordings, requiring at least six full-time employees.

New system will speed recording retrieval
-----------------------------------------
"With our older system, finding and retrieving calls was essentially a long manual process," said Roger Ham, LAPD's Deputy Chief and Chief Information Officer. "The NICE system will let us find a record almost instantly. It promises to make the whole process dramatically more efficient, and help us better serve our diverse community."

In terms of recording storage, the NICE system will give LAPD the kind of capacity it needs for a jurisdiction the size of Los Angeles. The most recent six months of recordings, representing about 90,000 channel hours of conversation, will be stored on a RAID 5 system, offering immediate access to some 1.8 million calls recorded each month. Department personnel will be able to enter one or more key pieces of information -- date and time of call, console position, calling number (ANI), calling location (ALI) and incident number, among others -- and the system will instantly produce a list of calls that meet the search criteria. A mouse click on a call listing begins playback.

"These are important benefits for our public safety customers," said Jim Connor, Motorola Director of Network Infrastructure Operations. "Ideally, radio traffic should be saved and played alongside 911 telephone calls to get a complete picture of what actually happened."

The system will also feature a Calls Database, located on a special system server that holds key data on calls going back three years. A search result will direct the operator to a specific archived VXA-1 digital audiotape that holds that call. Each VXA-1 tape has a 33-gigabyte capacity, the equivalent of about 5,200 channel hours of audio.

About Motorola
--------------
Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2001 were $30 billion.


                                  About NICE
                                  ----------
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 360(0) View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
CJ Elias-West
NICE Systems 703 375 7601

Investors
Rachela Kassif
NICE Systems
972-9-775-3899
investor.relations@nice.com
877-685-6552
Claudia Gatlin
CMG International 973-316-9409
claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                      ###


                                                                       EXHIBIT 6


Datamonitor Ranks NICE Systems #1 for 4th Consecutive Quarter In Its New Industry Quarterly Report

"The fastest growing of the major vendors compared to Q2 2001," according to the report, "was NICE with a growth rate of 32.5%."

Ra'anana, Israel, December 19, 2002 -- NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Datamonitor has rated NICE Systems the leading vendor for Q2 2002 in the multimedia recording and enhanced applications industry. This marks the fourth consecutive quarter NICE has earned this distinction.

With 15.6% overall industry market share for Q2 2002 (an increase from 15.3% for Q1 2002), according to the new Datamonitor Recording Industry Quarterly which reports on the call recording and quality monitoring industry, NICE led the list of 11 vendors in this market. Its next closest competitor had 14.1% market share, according to Datamonitor.

NICE acquired the assets of Thales Contact Solutions on November 2, 2002. Thales is listed by the Datamonitor report in the #6 position with 8.4% market share. The company noted that when looking at combined market share it is important to remember that until Q1 2003 (the first full quarter of combined operations) the revenue figures for the two companies are not comparable since Thales revenue figures have been compiled in accordance with International Accounting Standards and NICE follows U.S. GAAP.

"We're very pleased to be able to sustain such high growth in the sector," said Jim Park, president of CEM division, NICE Systems. "The continued support of our growing client base has helped us maintain this high level."

NICE also ranked 1st in the contact center category with 23.3% over the number two vendor with just 19%.

                                  About NICE
                                  ----------
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control
(ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi                      NICE Systems               201-964-2682
Kevin.levi@nice.com
Susan Cohen                     NICE Systems               972-9-775-3507
Susan.cohen@nice.com

Investors
Rachela Kassif                  NICE Systems               972-9-775-3899
investor.relations@nice.com                                877-685-6552
Claudia Gatlin                  CMG International          973-316-9409
cmginternational@msn.com

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                      ###